UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

Page Number
(a) Financial Statements of the Plan
Report of Independent Registered Public Accounting Firm	4
Statements of Net Assets Available for Benefits - December 31, 2007 and 2006	5
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2007	6
Notes to Financial Statements	7

(b) Schedule *
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	13

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS By: Kelly Services, Inc. Benefit Plans Committee

June 27, 2008	/s/ Daniel T. Lis
Daniel T. Lis Senior Vice President, General Counsel and Corporate Secretary

June 27, 2008	/s/ Michael E. Debs
Michael E. Debs Senior Vice President and Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee

Kelly Retirement Plus

We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 20, 2008

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
	(In thousands of dollars)

Investments
Cash	$11	$-
Investments - Participant Directed, at fair value (Note 3)	128,829	117,709

Total Investments	128,840	117,709

Contributions Receivable
Employer	956	2,742
Participant	365	344

Total Contributions Receivable	1,321	3,086

Net assets available for benefits, at fair value	130,161	120,795

Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit-responsive investment contracts (Note 2)	272	451

Net assets available for benefits	$130,433	$121,246

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007
(In thousands of dollars)

Additions
Investment Income:
Dividend and interest income	$2,116
Net appreciation in fair value of investments (Note 3)	5,272

Total Investment Income	7,388

Contributions:
Employer	2,958
Participant	10,110

Total Contributions	13,068

Total additions	20,456

Deductions
Benefits paid to participants	11,186
Administrative fees	83

Total deductions	11,269

Net change in assets available for benefits	9,187

Net assets available for benefits:
Beginning of year	121,246

End of year	$130,433

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (fifteen thousand five hundred dollars in 2007) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand dollars in 2007. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 2007 represented 1.0% of participants’ eligible wages for the year and totaled $1,632. Employer Matching Contributions equal $.50 per dollar of their contribution up to 4% of eligible pay. The employer contributions are allocated in the same manner as the participant contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer, the Executive Vice President and Chief Administrative Officer and the Senior Vice President, General Counsel and Corporate Secretary and serves at the pleasure of the Board.

Investment Options

All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

1.	Plan Description (continued)

Vesting and Benefits

Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of services, whichever occurs first. All Previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.

The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.

Participant Forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan administrator offset the Employer Discretionary Contribution with forfeitures aggregating $759 for the year ended December 31, 2007.

In-Service Withdrawals

Effective January 1, 2007, participants may request in-service distributions anytime after the attainment of age 59-1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.

Participant Loans

The Plan, as currently designed, does not allow participants to borrow from their accounts.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Summary of Significant Accounting Principles and Practices

Basis of Accounting and Use of Estimates

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

2.	Summary of Significant Accounting Principles and Practices (continued)

Investment Valuation and Income Recognition

Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The Plan’s mutual fund investments are valued based on quoted market prices. The Kelly Stock Fund is valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

3.	Investments

The following table presents individually significant investments of the Plan’s net assets.

	2007	2006

Registered Investment Companies:
JPMorgan Investor Growth & Income Fund	$16,227	$16,025
JPMorgan Intermediate Bond Fund Select	10,249	9,228
JPMorgan Equity Index Fund Select	22,437	22,751
Royce Total Return Fund	5,779	6,249
Lord Abbett Mid Cap Value	6,480	6,556
Fidelity Advisor Mid Cap Fund T	12,384	11,328
American Funds Europacific Growth R4	11,759	9,003
American Funds Growth Fnd of Amer R4	8,846	7,099

Other investments	13,228	9,921

Total Registered Investment Companies	107,389	98,160

Collective Funds, at contract value:
JPMorgan Stable Asset Income Fund S	19,278	17,048

Kelly Services, Inc. Class “A” Common Stock Fund	2,434	2,952

Total Investments	$129,101	$118,160

All funds are participant directed.

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2007
Common Stock	$(1,120)
Collective Funds	861
Registered Investment Companies	5,531

Net appreciation in fair value of investments	$5,272

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

4.	Priorities on Plan Termination

Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

5.	Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$130,433	$121,246
Adjustment to fair value for stable value fund	(272)	(451)
Amounts allocated to withdrawing participants	(913)	(1,003)

Net assets available for benefits per the Form 5500	$129,248	$119,792

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500:

Year ended December 31, 2007

Net change in assets available for benefits per the financial statements	$9,187
Add:
Amounts allocated to withdrawing participants at December 31, 2006	1,003
Adjustment to fair value for stable value fund at December 31, 2006	451
Less:
Amounts allocated to withdrawing participants at December 31, 2007	(913)
Adjustment to fair value for stable value fund at December 31, 2007	(272)

Net income per the Form 5500	$9,456

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus

Notes to Financial Statements (continued)

(In thousands of dollars)

6.	Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective February 18, 2002, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended subsequent to February 18, 2002. Management believes that the Plan as amended complies with relevant requirements and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

7.	Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.

The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

8.	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 are effective for the Plan year beginning January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

Kelly Retirement Plus

Employer Identification Number: 38-1510762

Plan Number: 002

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2007

Party-in interest (a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
				(In thousands of dollars)

	Mutual Funds:

*	JPMorgan	JPMorgan Investor Growth & Income Fund	$ **	$16,227

*	JPMorgan	JPMorgan Intermediate Bond Fund Select	**	10,249

*	JPMorgan	JPMorgan Equity Index Fund Select	**	22,437

	MFS	MFS Value Fund A	**	4,989

	Royce	Royce Total Return Fund	**	5,779

	Lord Abbett	Lord Abbett Mid Cap Value	**	6,480

	Fidelity	Fidelity Advisor Mid Cap Fund T	**	12,384

	American Funds	American Funds Europacific Growth R4	**	11,759

	Columbia	Columbia Acorn USA A	**	3,366

	PIMCO	PIMCO Total Return Fund A	**	1,027

	Hartford	Hartford Cap Appreciation A	**	3,846

	American Funds	American Funds Growth Fnd of Amer R4	**	8,846

	Collective Funds:

*	JPMorgan	JPMorgan Stable Asset Income Fund S	**	19,006

	Common Stock:

*	Kelly Services, Inc.	Kelly Services, Inc. Class “A” Common Stock Fund	**	2,434

				$128,829

*	Represents a party-in-interest to the Plan.
**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2